June 20, 2025

Jerome Silvey
Chief Executive Officer
EQV Ventures Acquisition Corp. II
1090 Center Drive
Park City, UT 84098

       Re: EQV Ventures Acquisition Corp. II
           Registration Statement on Form S-1
           Filed June 10, 2025
           File No. 333-287926
Dear Jerome Silvey:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Part II - Information not Required in Prospectus
Exhibit Index
Exhibit 10.7, page II-3

1. We note that clause 1 of the letter agreement states: "The Sponsor and each Insider agrees with the Company that if the Company seeks shareholder approval of a proposed Business Combination, then in connection with such proposed Business
       Combination, it, he or she shall (i) vote any Ordinary Shares (as defined below)
       owned by it, him or her in favor of any proposed Business Combination." However, we note your disclosure on page 32 carves out shares purchased in compliance with the requirements of Rule 14e-5 under the Exchange Act. Please advise or revise as appropriate.
 June 20, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Peter McPhun at 202-551-3581 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Julian J. Seiguer